안녕하세요, 메트로에어입니다😊

저희 미국법인 Metroair, Inc.의 F&F(Friends&Family) 크라우드펀딩 사업설명회를 아래와 같이 개최합니다.

관심 가져주신 분들께 회사 소개, 핵심 기술 및 사업 아이템, 그리고 F&F 투자 방법을 직접 안내해 드릴 예정입니다.

📅 일시: 2026년 6월 18일 (목) 오후 8시 – 9시 (KST)
📍 방식: 구글 밋(Google Meet)
🔗 참여 링크: meet.google.com/hwr-oikb-zis

바쁘신 중에 30분만 투자해 주시면, 어떤 기회인지 충분히 설명드리겠습니다. 발표시간 이후에 Q&A 시간도 가질 예정이니, 궁금하신 점 있으시다면 꼭 참여를 부탁 드립니다!